Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s 2024 Annual Report, as amended. To the extent the information in this section is inconsistent with the information contained in the 2024 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2024 Annual Report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On March 12, 2025, the United States government imposed a 25% tariff on imports of iron, steel and aluminum, revoking tariff exemptions previously granted to major suppliers, including Brazil. In 2024, Brazilian exports of these products to the U.S. accounted for only 1.9% of Brazil’s total export value but represented approximately 40.8% of the country’s total exports of iron, steel, and aluminum.

In an official joint statement issued on March 12, 2025, Brazil’s Ministry of Development, Industry, Trade and Services (Ministério do Desenvolvimento, Indústria, Comércio e Serviços or MDIC, for its acronym in Portuguese) and Ministry of Foreign Affairs (Ministério das Relações Exteriores or MRE, for its acronym in Portuguese) expressed regret over the U.S. decision to impose a 25% tariff on metallurgical imports and reaffirmed the Federal Government’s commitment to defending the interests of national producers. In coordination with the private sector, the Federal Government announced it would engage in dialogue with U.S. authorities and consider all appropriate trade policy instruments — including multilateral mechanisms such as the World Trade Organization (“WTO”) — to mitigate the negative impacts of the tariff and safeguard Brazil’s legitimate rights under international trade agreements.

On April 2, 2025, the United States government also announced that it would impose a 10% baseline tariff on all imports, including Brazilian products. In a second joint statement on April 3, 2025, the Federal Government reiterated its concern over the adoption of unilateral measures incompatible with multilateral trade rules. Although the U.S. claimed in its April 2, 2025 announcement that the tariffs were a reciprocal measure, Brazil’s April 3, 2025 statement underscored that the tariff is not a measure of reciprocity. In 2024, the U.S. registered a US$7 billion trade surplus in goods with Brazil, which rises to US$28.6 billion when including services—its third-largest bilateral trade surplus globally. Over the past 15 years, this cumulative surplus has reached approximately US$410 billion. In its second statement, the Federal Government reaffirmed its intention to defend the legitimate interests of national producers and exporters, and to seek, in consultation with the private sector, all appropriate avenues under international trade law to counter the harmful effects of the U.S. measures, including possible action within the WTO.

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceeded its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the 25% tariff on iron, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff. On August 29, 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the prior decision of the U.S. Court of International Trade. In a separate order on the same day, the appellate court granted a stay which maintained the 10% baseline tariffs through October 14, 2025. On September 3, 2025, the Trump administration appealed the appellate court’s decision to the U.S. Supreme Court. The hearing for the appeal was scheduled by the U.S. Supreme Court for November 5, 2025.

On May 30, 2025, President Trump announced that he would double the tariff on metallurgical imports from 25% to 50%. President Trump posted on social media that the tariffs would go into effect on June 4, 2025, and signed an executive order to that effect on June 3, 2025.

On July 30, 2025, the United States government issued an Executive Order imposing a 50% tariff on selected Brazilian exports. However, 44.6% of Brazil’s exports to the U.S. were excluded from this measure, including key products such as aircraft, pulp, orange juice, oil, and iron ore.

According to preliminary data from the Foreign Trade Secretariat of the MDIC (SECEX/MDIC), 35.9% of Brazilian exports to the U.S. are subject to the new 50% tariff, while 44.6% are exempt from the increased tariff (without prejudice to the 10% baseline tariff which remains applicable). The exports now subject to the 50% tariff amounted to US$14.5 billion in 2024, while the exports now subject to the 10% baseline tariff amounted to US$18 billion in 2024.

Additionally, the July 30, 2025 Executive Order provided a grace period for the increased tariffs. Goods shipped from Brazil within seven days from the date in which the order was issued were not subject to the increased tariffs so long as they met the conditions specified in the order.

On August 6, 2025, the Federal Government, through the MDIC and the MRE, formally requested consultations with the United States under the WTO Dispute Settlement System. The request challenged the tariffs imposed by the United States pursuant to the two Executive Orders issued on April 2, 2025 and July 30, 2025, which result in tariffs of up to 50% on a broad range of Brazilian exports. Brazil argued that these actions violated key commitments assumed by the United States within the WTO, particularly the most-favored-nation principle and the agreed ceiling for tariffs. The consultations represent the initial step in the WTO dispute resolution process, and the Federal Government reaffirmed its willingness to negotiate and expects that the consultations will contribute to a constructive resolution.

On August 13, 2025, the Federal Government launched the Sovereign Brazil Plan through Provisional Measure (Medida Provisória or MPV, for its acronym in Portuguese) No. 1,309/2025, an initial set of measures aiming to mitigate the economic impact of the import tariffs announced by the United States government. The plan consists of actions divided into three categories: strengthening the productive sector; protecting workers; and promoting commercial diplomacy and multilateralism. These measures include allocating R$30 billion from the Export Guarantee Fund (Fundo de Garantia à Exportação or FGE, for its acronym in Portuguese) for affordable credit, expanding export lines of credit, prolonging the suspension of taxes for exporting companies, increasing federal tax refund percentages via Reintegra (a tax rebate program for exporters), and facilitating food purchases by public entities.

Between July 14, 2025, when it was established, and August 20, 2025, the Interministerial Committee for Economic and Trade Negotiations and Countermeasures (Comitê Interministerial de Negociações e Contramedidas Econômicas e Comerciais), coordinated by Vice President and Minister Geraldo Alckmin, has engaged in direct dialogue with the productive sector. Thirty-nine meetings have been held with approximately 400 representatives of companies and/or private entities, industry federations, governors, and sectors such as manufacturing, agriculture, technology, mining, big tech, healthcare, food, footwear, furniture, among others, as well as U.S. companies.

President Trump and President Lula held their first extended conversation on October 6, 2025, by telephone. On October 16, 2025, there was a joint statement issued by the Minister of Foreign Affairs of Brazil, Mauro Vieira, the U.S. Secretary of State, Marco Rubio, and the U.S. Trade Representative, Jamieson Greer. In the statement, all parties agreed to collaborate and conduct discussions on multiple fronts in the immediate future and establish a working path forward. Both parties also agreed to work together to schedule a meeting between President Trump and President Lula at the earliest possible occasion.

On October 26, 2025, President Lula met with President Trump in Kuala Lumpur, Malaysia, to discuss U.S. tariffs on Brazilian exports. Additional negotiations are still expected.

On October 28, 2025, the U.S. Senate passed legislation that would overturn tariffs against Brazil by terminating the national emergency President Trump declared in July 2025.

“Operation Counter-Coup”

On November 19, 2024, the Federal Police conducted “Operation Counter-Coup” (Operação Contragolpe), aimed at dismantling the criminal organization responsible for planning a coup d’état to prevent the elected government from taking office following the 2022 election. The Federal Police indicted 34 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his administration.

On February 18, 2025, the PGR filed charges before the STF against former President Jair Bolsonaro and 33 others for alleged crimes including attempted coup d’état, violent abolition of the democratic rule of law, and criminal organization.

High-ranking military officials were also charged for their role in the alleged attempted coup d’état, including Walter Braga Netto, former Minister of the Civil House and Defense, and Mauro Cid, former presidential aide.

On March 26, 2025, the STF unanimously accepted the charges and formally indicted Jair Bolsonaro and seven others. They stood trial before the STF for the crimes of armed criminal organization, attempted violent abolition of the democratic rule of law, coup d’état, aggravated damage by violence and threat, and damage to protected public property. With the opening of criminal proceedings, the defendants were entitled to present witnesses and request additional evidence during the evidentiary phase. Between May 19, 2025 and June 2, 2025, the STF heard testimony from 52 witnesses. Witness hearings were concluded on June 2, 2025, and the presiding Justice, Alexandre de Moraes, scheduled defendant examinations to begin on June 9, 2025. The defendants’ examinations were concluded on June 10, 2025. The trial by STF’s First Panel (Primeira Turma) began on September 2, 2025, with four additional sessions scheduled, and ended on September 11, 2025. The STF’s First Panel (Primeira Turma) convicted Jair Bolsonaro and six other defendants for the crimes of attempted violent abolition of the democratic rule of law, coup d’etat, armed criminal organization, aggravated damage, and damage to protected public property by four votes to one. The eighth defendant, Alexandre Ramagem, was convicted for the crimes of attempted violent abolition of the democratic rule of law, coup d’etat, and armed criminal organization. Jair Bolsonaro was sentenced to 27 years and three months in prison. Except for Mauro Cid, all other defendants, including former president Jair Bolsonaro, have already appealed the decision. The STF will analyze and rule on the appeals in a virtual session from November 7 to November 14, 2025.

On May 26, 2025, STF Justice Alexandre de Moraes authorized an inquiry into Congressman Eduardo Bolsonaro, the son of former president Jair Bolsonaro, for alleged crimes of coercion during legal proceedings, obstruction of investigations involving a criminal organization, and attempted violent abolition of the democratic rule of law. The investigation was prompted by the PGR, which cited Eduardo Bolsonaro’s public statements and social media posts advocating for the United States government to impose sanctions on STF justices and members of the PGR and the Federal Police, actions perceived as attempts to intimidate and interfere with ongoing legal processes. The inquiry also investigates whether the financial support provided by former president Jair Bolsonaro to his son during his stay in the U.S. could be evidence that Eduardo Bolsonaro’s advocacy was to influence legal processes to benefit his father.

On July 18, 2025, following a request from the Federal Police, supported by the PGR, Justice Alexandre de Moraes ordered precautionary measures against former president Jair Bolsonaro, citing evidence that he and his son, Eduardo Bolsonaro, engaged in efforts to persuade foreign governments – particularly the United States government – to impose sanctions on Brazilian officials, with the alleged purpose of obstructing justice and coercing the STF. The precautionary measures included: house arrest during nighttime and weekends; electronic ankle monitoring; prohibition from contacting foreign diplomats or approaching embassies and consulates; and a ban on using social media, whether directly or through third parties. Justice Alexandre de Moraes also ordered the Federal Police to seize all mobile phones, computers, tablets, and storage devices in former president Jair Bolsonaro’s possession.

On August 4, 2025, due to the violation of precautionary measures previously imposed by the STF (namely, the ban on using social media), Justice Alexandre de Moraes ordered full-time house arrest for former president Jair Bolsonaro and prohibited him from using mobile phones, whether directly or through third parties, without prejudice to the other precautionary measures previously imposed. Additionally, Jair Bolsonaro was prohibited from receiving visitors, except duly appointed lawyers and individuals pre-approved by the STF.

On August 20, 2025, the Federal Police announced the indictment of former president Jair Bolsonaro and his son, Eduardo Bolsonaro, for alleged crimes of coercion during legal proceedings and attempted abolition of the democratic rule of law. The indictment was filed after the Federal Police concluded its investigation into Eduardo Bolsonaro’s engagement with the administration of U.S. President Donald Trump to advocate for retaliatory measures against the Federal Government and STF justices.

On September 23, 2025, the Lower House’s Ethics Council initiated disciplinary proceedings against Congressman Eduardo Bolsonaro, following a complaint filed by the Workers’ Party (PT, for its acronym in Portuguese) seeking to have the lawmaker stripped of his office. In the complaint, Eduardo Bolsonaro is accused of violating parliamentary decorum through a series of actions, including making verbal attacks against democratic institutions such as the STF, and advocating for foreign authorities to impose sanctions on Brazil. On October 22, 2025, the Ethics Council shelved such request by 11 votes to 7.

U.S. Sanctions

On July 18, 2025, the U.S. Department of State announced visa revocations for STF Justice Alexandre de Moraes and other STF justices associated with Justice Alexandre de Moraes, as well as their immediate family members.

On July 30, 2025, the U.S. Department of the Treasury imposed sanctions on STF Justice Alexandre de Moraes, accusing him of using his position to authorize arbitrary detentions and suppress free speech. These sanctions were enacted under the Global Magnitsky Human Rights Accountability Act, blocking his assets in the U.S. or in the possession or control of U.S. persons. All transactions by U.S. persons or within (or transiting) the United States that involve any property or interests in property of Justice Alexandre de Moraes were also prohibited.

On August 13, 2025, the U.S. Department of State revoked the visas of Mozart Julio Tabosa Sales, Secretary of Specialized Health Care at the Ministry of Health, and Alberto Kleiman, a former foreign affairs advisor at the Ministry of Health, due to their involvement in the implementation of the Mais Médicos program. The Mais Médicos program was created in 2013 aiming to address Brazil’s shortage of doctors in remote and underserved areas by offering benefits designed to attract physicians to small towns, rural regions, and indigenous communities, thereby expanding access to primary healthcare across the country.

On August 15, 2025, the visa revocation was extended to the Minister of Health, Alexandre Padilha, and his family members.

On September 22, 2025, the United States government announced visa revocations against Brazil’s Attorney General, Jorge Rodrigo Araujo Messias, and five other current or former Brazilian judicial officials. On the same day, the U.S. Department of the Treasury designated Viviane Barci de Moraes, the wife of STF Justice Alexandre de Moraes, and the Lex Institute, an institute associated with the family of STF Justice Alexandre de Moraes, under the Global Magnitsky Act. The Brazilian government has publicly criticized the actions, framing them as a violation of Brazil’s sovereignty. STF Justice Alexandre de Moraes also criticized the U.S. government’s sanctions against his wife, Viviane Barci de Moraes, under the Global Magnitsky Act. He described the sanctions as “illegal and regrettable,” asserting that they contrast with the United States’ history of defending fundamental rights. Moraes reaffirmed his commitment to carrying out his constitutional duties with independence and impartiality.

Cabinet Changes

On October 29, 2025, President Lula appointed Congressman Guilherme Boulos as Minister of the Office of the President’s Secretariat-General, replacing Márcio Macêdo. The office coordinates dialogue between the presidency, civil society, and social movements. In his inaugural remarks, Boulos emphasized inclusive dialogue and social participation as central to government action.

Federal Supreme Court

On October 9, 2025, STF Justice Luís Roberto Barroso announced his intention to retire. His retirement was announced on October 15, 2025, and he officially retired from the STF on October 18, 2025. His replacement has not yet been announced.

Legislative Reforms

Tax Reform

On December 20, 2023, President Lula enacted Constitutional Amendment (Emenda Constitucional or EC, for its acronym in Portuguese) No. 132/2023, which had been approved by the National Congress. EC No. 132/2023 reforms taxes on consumption, replacing indirect taxes on goods and services for value-added taxes. However, EC No. 132/2023 requires complementary legislation to regulate the new forms of taxation contemplated by the amendment.

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, regulating aspects of the previously adopted tax reform EC No. 132/2023, to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to transactions by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. The Senate then approved the bill on December 12, 2024, with some changes. In light of the Senate modifications, the bill had to return to the Lower House, where it was approved on December 17, 2024. On January 16, 2025, President Lula enacted the bill as Complementary Law (Lei Complementar or LC, for its acronym in Portuguese) No. 214/2025.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024 — the second complementary law regulating aspects of the tax reform — to the National Congress. The bill establishes the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and sets out rules for its administrative procedures, as well as for the collection and distribution of the Tax on Goods and Services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system. On October 20, 2024, the bill was approved by the Lower House and remitted to the Senate. In August 2025, the Constitution, Justice and Citizenship Committee (Comissão de Constituição, Justiça e Cidadania or CCJ, for its acronym in Portuguese) of the Senate conducted public hearings on the proposal and amendments to the bill were proposed. The rapporteur, Senator Eduardo Braga, expressed his intention to enable a vote in the Senate’s CCJ in the beginning of September 2025. On September 17, 2025, the Senate’s CCJ approved the report of Senator Eduardo Braga on Bill No. 108/2024. The bill was approved by the Senate on October 14, 2025, and sent back to the Lower House.

On March 18, 2025, the Federal Government submitted Bill No. 1,087/2025 to the National Congress, proposing an increase in the monthly income tax exemption threshold to R$5,000 starting in 2026. To offset the estimated annual revenue loss of R$25.8 billion, the bill introduces a minimum tax rate for individuals earning over R$600,000 per year, with minimum rates increasing from 2.54% to up to 10% for those whose income is above R$1.2 million. Additionally, the Federal Government proposed amendments to the 2025 Budgetary Guidelines Law (Lei de Diretrizes Orçamentárias or LDO, for its acronym in Portuguese) to allow the income tax exemption to become permanent, as current legislation limits such benefits to a five-year period. On July 16, 2025, the bill was approved in a special committee in the Lower House, following the report presented by Congressman Arthur Lira (Progressistas political party—State of Alagoas), which raised the threshold for a partial tax reduction from the initially proposed R$7,000 to R$7,350. On August 21, 2025, the Lower House approved an urgency regime for the bill. The President of the Lower House, Hugo Motta (Republicanos political party—State of Paraíba), announced that the draft prepared by Arthur Lira would be discussed on the Lower House floor on a date to be determined with party leaders. On August 27, 2025, the Lower House’s Agriculture, Livestock, Supply and Rural Development Committee (Comissão de Agricultura, Pecuária, Abastecimento e Desenvolvimento Rural) approved a requirement to present amendments to Bill No. 1,087/2025. On October 1, 2025, the bill was approved by the Lower House and sent to the Senate. In the Senate, it is currently being analyzed by the Economics Commission.

Other Legislation

On April 23, 2025, President Lula submitted the Constitutional Amendment Bill (Proposta de Emenda Constitucional or PEC, for its acronym in Portuguese) on Public Security to the National Congress (PEC No. 18/2025). The PEC seeks to grant constitutional status to the Unified Public Security System (Sistema Único de Segurança Pública or SUSP, for its acronym in Portuguese), which was originally established in 2018 through ordinary legislation. The SUSP strengthens the role of the Federal Government in combating organized crime by, for example, enabling the Federal Government to establish general guidelines for public safety, including regarding the penitentiary system, and creates national funds for public safety. On July 15, 2025, the PEC on Public Security was approved by the Lower House’s CCJ. The PEC is currently being analyzed by a special committee, before being remitted to the Lower House floor.

On November 3, the Lower House approved supplementary bill (PLP No. 204/2025) that allows the Federal Government to exclude up to R$3 billion from the primary results target and the Executive Branch’s spending limit in 2025 for expenses incurred on strategic national defense projects. The bill will now be sent to President Lula for enactment.

Investigations on Organized Crime

On November 4, the Senate established a parliamentary probe (Comissão Parlamentar de Inquérito or CPI, for its acronym in Portuguese) to investigate organized crime in Brazil. The CPI was established one week after a police operation that had a mortality toll of 121 people in Rio de Janeiro.

Employment and Labor

Employment Levels

From September 1, 2025 through September 30, 2025, formal employment increased by 0.44%, with the net creation of 213,002 jobs in the period, compared to an increase of 0.53% from September 1, 2024 through September 30, 2024, when 252,237 jobs were created.

During the first quarter of 2025, the unemployment rate was 7.0%, a decrease of 0.9 percentage point compared to the first quarter of 2024. During the second quarter of 2025, the unemployment rate fell to 5.8%, a decrease of 1.1 percentage point compared to the second quarter of 2024, and a decrease of 1.2 percentage point compared to the first quarter of 2025. During the third quarter of 2025, the unemployment rate fell to 5.6%, a decrease of 0.8 percentage point compared to the third quarter of 2024, and a decrease of 0.2 percentage point compared to the second quarter of 2025. The numbers for the first, second and third quarters of 2025 represent the lowest unemployment rates for the respective periods since 2012.

Wages

On August 29, 2025, the Federal Government submitted the 2026 Annual Budget Bill (Projeto de Lei Orçamentária Anual or PLOA, for its acronym in Portuguese) to the National Congress, forecasting an estimated monthly minimum wage of R$1,631 for 2026, a nominal increase of 7.44% in relation to the current R$1,518. Such forecast considered an inflation of 4.94% for 2025, measured in accordance with the IPCA.

Social Security

As of September 30, 2025, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 0.64% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended September 30, 2025 decreased by 0.65% when compared to the one-month period ended September 30, 2024 (in real terms).

Environment

On February 22, 2022, the Lower House approved PEC No. 39/2011, which aims to transfer ownership of marine lands (terrenos de marinha), meaning lands bordering rivers and the sea, from the Federal Government to its occupants. The transfer would be free of charge if the land is occupied by states and municipalities, and subject to payment if occupied by private businesses or individuals. After 11 years in the Lower House, the proposal was sent to the Senate, where it was renumbered as PEC No. 3/2022. On May 27, 2024, the Senate’s CCJ resumed discussions on the matter. However, on December 4, 2024, following a request for further review, the Committee postponed the vote, with no new date scheduled for its resumption. As of November 2025, the Committee had not yet scheduled a date to vote on the bill.

In May 2023, Brazil’s environmental agency, the Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or Ibama, for its acronym in Portuguese), denied Petrobras’ request to drill an exploratory well in the Amazon Mouth Basin, part of the Equatorial Margin, citing technical shortcomings and the absence of a Sedimentary Area Environmental Assessment (Avaliação Ambiental de Área Sedimentar or AAAS, for its acronym in Portuguese).

Petrobras appealed the decision, and in February 2025, Ibama’s president requested additional information, despite internal technical recommendations for definitive rejection. On May 19, 2025, Ibama approved Petrobras’ oil spill emergency response plan, authorizing practical response simulations, including wildlife rescue drills. However, Ibama clarified that this approval did not constitute a drilling license, which remains subject to further environmental review. On August 13, 2025, Senate President Davi Alcolumbre and Senator Randolfe Rodrigues announced that Petrobras and Ibama had reached an agreement to conduct a Pre-Operational Assessment (Avaliação Pré-Operacional or APO, for its acronym in Portuguese) in the Amazon Mouth Basin on August 24, 2025. The APO was performed in the FZA-M-59 offshore block and was concluded on August 27, 2025. On October 20, 2025, Petrobras received the requested license from Ibama to initiate exploratory drilling in the Equatorial Margin.

On April 28, 2025, the Federal Government announced the launch of the second Eco Invest Brasil auction. The Eco Invest Brasil program auction aims to mobilize resources to finance projects for the restoration of degraded land and to promote the conversion of those degraded areas into sustainable, productive systems. The second auction of the Eco Invest Brasil program attracted the participation of 11 financial institutions and represented a demand for R$17.3 billion in catalytic capital, with the potential to unlock R$31.4 billion in total investments – combining public and private resources – for the restoration of degraded areas across the country.

On October 8, 2025, the Federal Government launched the third auction of the Eco Invest Brasil program. The initiative, coordinated by the Ministry of Finance and the Ministry of Environment and Climate Change and backed by the Inter-American Development Bank (IDB) and the United Kingdom Embassy in Brazil, aims to attract foreign equity investment into Brazil’s green-economy sectors.

On October 17, 2025, the Federal Government published a decree amending Article 55 of Decree No. 12,046/2024 (which implements the Law No. 11,284/2006 on public forest management). The amendment enables concessionaires of public forest land to adopt internationally-recognized methodologies for carbon-credit certification in the absence of specific national rules.

Sustainable Taxonomy

In December 2023, during COP28 in Dubai, Brazil’s Ministry of Finance unveiled the Action Plan for the Brazilian Sustainable Taxonomy. The taxonomy introduces a classification system designed to identify economic and financial activities that are environmentally and socially sustainable. It aims to direct both public and private investments toward green and inclusive projects, promote sustainable technological advancements, and ensure transparent reporting on sustainable financial flows. The taxonomy encompasses 11 climate, environmental, and social objectives, covering sectors such as agriculture, extractive industries, manufacturing, energy, water and sanitation, construction, transportation, and select social services. Notably, it emphasizes Brazil’s unique environmental and social challenges while aligning with international standards to facilitate global interoperability.

From November 2024 to March 2025, the draft technical framework of the Brazilian Sustainable Taxonomy underwent public consultation. The inputs received were reviewed by sectoral and thematic working groups and the Advisory Committee.

On November 3, 2025, the Federal Government published Decree No. 12,705, which establishes the Brazilian Sustainable Taxonomy (“TSB”) as an instrument of the Ecological Transformation Plan. The text recognizes the TSB as the guiding tool for incentives and economic policies aimed at sustainable development, as well as for monitoring labeled finances. The regulation also defines principles, strategic, environmental, and socioeconomic objectives, as well as the structure of the criteria that will guide its implementation by the Federal Government.

COP30

The 30th United Nations Climate Change Conference (“COP30”) will be held in Belém, Brazil, from November 10 to 21, 2025, marking the first time the event will take place in the Amazon region. The Federal Government is investing approximately R$4.7 billion in infrastructure projects to prepare the city for the arrival of around 60,000 participants, including world leaders, diplomats, investors, and activists.

Tropical Forests Forever Fund (TFFF)

Brazil is leading the creation of the Tropical Forests Forever Fund (TFFF), which is due to be launched during the COP30. The TFFF will enable payments to be made to countries that guarantee the conservation of these forests. The initiative aims to strengthen the maintenance of standing forests, demonstrating that their protection is worth more than their destruction. In total, more than 70 developing countries with tropical forests can receive resources from what would be one of the largest multilateral funds ever created on the planet.

THE BRAZILIAN ECONOMY

Economy in 2025

Industrial Policy Plan – Nova Indústria Brasil

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, aiming to boost national industry through 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy. The program has six goals, or missions, related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense. Most of the resources come from financing provided by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Empresa Brasileira de Pesquisa e Inovação Industrial or Embrapii, for its acronym in Portuguese).

On February 12, 2025, during an event celebrating one year of the Nova Indústria Brasil program, the Federal Government announced that the sixth program mission would focus on strategic technologies for national sovereignty and defense.

On May 26, 2025, BNDES President Aloizio Mercadante announced an increase in funding for the Nova Indústria Brasil program from the initially planned R$259 billion to R$300 billion. Between January 2023 and June 2025, BNDES approved financings in the aggregate amount of R$220 billion – approximately 73.3% of the new target set through 2026.

On August 25, 2025, President Lula announced that BNDES and Finep would increase funding available to support the dissemination of Industry 4.0 machinery and equipment across the Brazilian economy as part of the Nova Indústria Brasil program. The total amount available for the Industry 4.0 credit line in 2025 is R$12 billion. From January 2025 to September 2025, the total amount approved for innovation projects has reached R$14 billion.

See “The Brazilian Economy—Economy in 2024” in Exhibit D to the 2024 Annual Report for more information.

Gross Domestic Product

In the second quarter of 2025, GDP increased by 0.4% compared to the previous quarter. This result was mainly driven by services (0.6%), followed by Industry (0.5%). Agriculture showed no significant change of negative 0.1%. In the second quarter of 2025, GDP grew by 2.2% in relation to the second quarter of 2024, reflecting increases of 10.1% in agricultural output, 1.1% in industry, and 2.0% in services compared to the second quarter of 2024. On a 12-month accumulated basis ending June 30, 2025, GDP grew by 3.2%. This rate reflected increases of 3.0% in value added at basic prices and 4.2% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (5.8%), industry (2.4%), and services (2.9%).

On October 16, 2025, the Central Bank published its Economic Activity Index (Índice de Atividade Econômica do Banco Central or IBC-Br, for its acronym in Portuguese) for August 2025, which registered 0.4 percentage point growth compared to July 2025. The IBC-Br is generally considered a preview of the GDP.

Principal Sectors of the Economy

Public Utilities

In December 2024, the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) activated the green flag tariff, meaning that no additional charges were imposed on electricity bills, due to the persistent favorable conditions for energy generation across the country with the start of the rainy season, which lasted until May 2025. In May 2025, the yellow tariff flag was activated, meaning additional charges are imposed on electricity bills, due to reduced rainfall associated with the transition from the wet to the dry season. In June and July 2025, the level one red tariff flag was activated, meaning an additional charge of R$4.46 per 100 kWh consumed was imposed on electricity bills. In August 2025, the level two red tariff flag was activated due to the continued below-average rainfall, resulting in an additional charge of R$7.87 per 100 kWh consumed. In September, the level two red tariff flag remained in effect, resulting in an additional charge of R$7.87 for every 100 kWh of electricity consumed, due to below-average water inflows into the reservoirs of hydroelectric plants, hydropower generation remains unfavorable. In October 2025, the level one red flag tariff was activated due to below-average rainfall and the resulting low reservoir levels, which are unfavorable for hydroelectric generation, resulting in an additional charge of R$4.46 for every 100 kWh of electricity consumed. In November 2025, the level one red flag tariff was maintained due to the continued below-average rainfall.

For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy” in Exhibit D to the 2024 Annual Report.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On January 29, 2025, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) increased the Selic interest rate to 13.25% per annum. On March 19, 2025, the COPOM increased the Selic interest rate to 14.25% per annum, and on May 7, 2025 increased it to 14.75% per annum. On June 18, 2025, the COPOM increased the Selic interest rate to 15.00% per annum, and on July 30, 2025, it maintained the Selic interest rate at the same level. On September 17, 2025, the COPOM maintained the Selic interest rate at 15.00% per annum.

Inflation

In September 2025, domestic inflation (measured by the IPCA) increased to 0.48%, 0.59 percentage point above the inflation rate for August 2025 (-0.11%). With respect to the 12-month period ending September 30, 2025, the inflation index increased to 5.17%, compared to 5.13% for the 12-month period ending August 31, 2025.

COPOM publishes a few inflation projections based on different hypothetical scenarios in the COPOM Statements. In the September 2025 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at R$5.40/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 4.8% for 2025 and 3.6% for 2026.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.38 to US$1.00 (sell side) on November 4, 2025.

The Brazilian Real-U.S. Dollar exchange rate decreased from a R$6.10/US$1.00 monthly average in December 2024 to a R$5.39/US$1.00 monthly average in October 2025, a 11.7% appreciation of the Real.

Financial Institutions

BNDES

On September 30, 2025, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 9.07% per annum for the fourth quarter of 2025.

For November 2025, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.81% per annum.

For more information on the TJLP and the TLP interest rates, see “The Brazilian Economy–The Financial System–Financial Institutions” in Exhibit D to the 2024 Annual Report.

Banking Supervision

Loan Loss Reserves

As of September 30, 2025, the percentage of 90 days past due loans in the Brazilian national financial system stood at 3.9%, a decrease of 0.04 percentage point compared to August 2025 (3.94%). As of September 30, 2025, in the non-earmarked segment, 90 days past due loans reached 5.3% of the portfolio, a 0.1 percentage point decrease compared to August 2025. As of September 30, 2025, in the non-earmarked corporate segment, 90 days past due loans reached 3.2% in the month, while in the non-earmarked household segment, 90 days past due loans reached 6.7% of the portfolio.

BALANCE OF PAYMENTS

For the 12-month period ended September 30, 2025, the current account registered a deficit of US$78.9 billion (3.61% of GDP). For the same period, (i) the capital account registered a deficit of approximately US$14.7 billion, (ii) the financial account registered a deficit of US$91.6 billion, and (iii) foreign direct investment amounted to US$75.8 billion (3.47% of GDP).

As of September 30, 2025, international reserves totaled US$356.6 billion, down from US$372.0 billion as of September 30, 2024.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2021 through 2024 and the budgeted amounts for 2025:

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2021(5)	2022(5)	2023(5)	2024(5)	2025 Budget(6)
1 – Total Revenues	2,351.6	2,579.9	2,509.1	2,736.1	2,924.2
1.1 – RFB Revenues(2)	1,456.9	1,551.5	1,535.3	1,726.9	1,866.6
1.2 – Fiscal Incentives	(0.2)	(0.1)	(0.1)	—	—
1.3 – Social Security Net Revenues	561.3	596.7	631.2	654.2	710.5
1.4 – Non-RFB Revenues	333.6	431.7	342.7	355.1	347.1
2 – Transfers by Sharing Revenue	430.2	509.7	481.8	528.7	580.6
3 – Total Net Revenue	1,921.4	2,070.2	2,027.2	2,207.5	2,343.6
4 – Total Expenditures	1,965.4	2,016.1	2,267.1	2,251.4	2,417.1
4.1 – Social Security Benefits	865.5	887.8	957.5	958.8	1,029.2
4.2 – Personnel and Social Charges	401.0	376.6	387.3	375.0	409.0
4.3 – Other Mandatory Expenditures	373.5	338.6	379.9	366.3	364.8
4.4 – Discretionary expenditures – Executive branch	325.4	413.1	542.4	551.3	210.0
5 – Primary Balance(3)	(44.1)	54.1	(239.9)	(44.0)	(73.5)
6 – Methodological Adjustment	(0.4)	9.2	(34.7)	(0.4)	—
7 – Statistical Discrepancy	(0.5)	0.3	(3.4)	(2.0)	—
8 – Central Government Primary Balance(4)	(45.0)	63.6	(277.9)	(46.4)	(73.5)
9– Nominal Interest	(492.5)	(558.5)	(655.0)	(872.5)	—
10 – Central Government Nominal Balance(4)	(537.6)	(494.9)	(932.9)	(918.9)	—

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB, for its acronym in Portuguese).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Numbers from 2021 to 2024 were escalated according to inflation through December 2024.
(6)	Estimates in the September 2025 Assessment of Primary Revenues and Expenditures Report, Annex IV.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2021 through 2024 and the budgeted amounts for 2025. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Federal Government Expenditures by Function

(in millions of Reais)

	2021	2022	2023	2024	2025 Budget(1)
Legislative	6,428.5	6,633.8	7,365.9	8,179.0	11,757.2
Judiciary	31,549.4	34,872.3	37,498.9	42,933.2	50,134.4
Essential to Justice	6,663.2	7,091.9	7,997.3	8,608.0	10,431.2

	2021	2022	2023	2024	2025 Budget(1)
Administration and Planning	22,503.6	23,632.6	24,683.6	24,607.9	33,854.4
National Defense	78,191.7	81,277.2	82,384.2	87,214.8	95,890.8
Public Security	9,613.5	10,981.9	12,396.6	16,048.9	17,280.7
Foreign Affairs	3,652.3	3,725.9	3,735.1	4,617.6	4,631.0
Social Assistance	161,127.0	196,869.6	265,421.4	283,135.5	282,895.9
Social Security	804,532.0	894,750.2	973,468.9	1,046,816.0	1,086,556.7
Health	161,392.8	136,174.1	160,708.5	194,760.7	234,345.8
Labor	65,833.2	92,364.2	95,331.6	108,934.1	121,919.2
Education	90,093.9	104,466.7	125,343.3	132,550.5	175,414.2
Culture	584.9	591.4	2,287.3	2,017.3	2,904.3
Citizenship Rights	597.6	662.3	792.2	1,231.3	2,916.3
Urban Planning	1,123.5	1,407.0	1,194.4	1,686.2	9,541.9
Housing	2.1	2.6	0.0	13.5	760.7
Sanitation	445.5	316.9	150.0	249.6	1,736.1
Environmental Management	2,894.1	2,851.6	3,826.5	14,151.9	29,131.4
Science and Technology	4,728.7	8,111.6	12,482.2	14,758.9	22,293.9
Agriculture	16,036.7	21,496.4	21,063.5	20,355.5	34,476.2
Agricultural Organization	983.3	1,403.2	2,493.7	2,612.5	4,612.5
Industry	1,471.1	1,560.2	1,838.3	1,928.4	2,436.7
Commerce and Services	1,683.3	1,574.5	2,084.6	3,030.0	6,041.4
Communications	1,961.2	3,023.8	2,371.2	2,266.4	3,429.4
Energy	1,568.1	1,241.1	1,019.4	988.8	1,249.8
Transportation	6,432.2	7,625.9	12,739.4	14,897.7	17,364.3
Sports and Leisure	213.9	293.0	350.7	267.7	2,769.9
Special Charges(2)	1,009,336.7	1,030,754.8	1,091,106.2	1,397,525.9	3,355,578.8
Contingency Reserve(3)	—	—	—	—	100,040.0
Subtotal	2,491,644.2	2,675,756.7	2,952,134.8	3,436,387.6	5,722,394.9
Refinancing Charges	1,399,617.9	1,425,069.6	1,467,362.8	1,273,811.6	—
Total	3,891,262.1	4,100,826.2	4,419,497.6	4,710,199.2	5,722,394.9

Note: Numbers may not total due to rounding.

(1)	Estimates in the 2025 Annual Budget Law (Lei Orçamentária Anual or LOA, for its acronym in Portuguese).
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)	The Contingency Reserve is outlined in the LOA and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2025 Budgetary Guidelines

The 2025 Budgetary Guidelines Bill (Projeto de Lei de Diretrizes Orçamentárias or PLDO, for its acronym in Portuguese) was sent to the National Congress on April 15, 2024. The bill was approved by the National Congress on December 18, 2024, and enacted by President Lula into law on December 31, 2024. The 2025 LDO forecasts a R$29.07 billion deficit (0.23% of GDP) for the central government in 2025, a R$14.37 billion deficit (0.11% of GDP) in 2026, a R$70.66 billion surplus (0.50% of GDP) in 2027, and a R$150.68 billion surplus (1.00% of GDP) in 2028. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$39.85 billion in 2025 and R$47.46 billion in 2026. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$10.78 billion (0.09% of GDP) in 2025 and a surplus of R$33.09 billion (0.25% of GDP) in 2026.

The table below sets forth the assumptions that were considered under the 2025 LDO, estimated when the 2025 PLDO was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 3

Principal 2025 Budget Assumptions

2025 Budgetary Guidelines Bill

	As of December 31, 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,388.00
Real GDP Growth		2.80%
Inflation
Domestic Inflation (IPCA)		3.10%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2025 Annual Budget

On August 30, 2024, the Federal Government sent the 2025 PLOA to the National Congress for consideration. The bill was approved by the National Congress on March 20, 2025, and enacted by President Lula into law on April 10, 2025. The 2025 LOA estimates a R$14.5 billion surplus after deductions, complying with the neutral primary balance target set in the 2025 LDO and the spending limits set by the sustainable fiscal framework established by LC No. 200/2023.

The Assessment of Primary Revenues and Expenditures Report for July and August 2025, published in September 2025, indicated a decrease of R$1.9 billion in the Federal Government’s net primary revenue projection for 2025 compared to the projection assessed for May and June 2025. Primary expenditure estimates also decreased by R$3.3 billion for 2025. As a result, the estimated primary result for 2025 increased by R$1.5 billion, representing a margin of R$781 million above the lower limit of the 2025 primary result target.

The table below sets forth the most recent assumptions for the 2025 Annual Budget, estimated in the September 2025 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 4

Principal 2025 Budget Assumptions

September 2025 Assessment of Primary Revenues and Expenditures Report

	As of September 23, 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,745.52
Real GDP Growth		2.34%
Inflation
Domestic Inflation (IPCA)		4.84%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2026 Budgetary Guidelines

The 2026 PLDO was sent to the National Congress on April 15, 2025. The bill forecasts a R$16.90 billion deficit (0.12% of GDP) for the central government in 2026, a R$73.41 billion surplus (0.50% of GDP) in 2027, a R$157.25 billion surplus (1.00% of GDP) in 2028, and a R$210.68 billion surplus (1.25% of GDP) in 2029. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$55.09 billion in 2026. Considering this deduction, fiscal results for the central government are expected to present a surplus of R$38.20 billion (0.28% of GDP) in 2026.

The table below sets forth the assumptions that were considered under the 2026 PLDO, estimated when the 2026 PLDO was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 5

Principal 2026 Budget Assumptions

2026 Budgetary Guidelines Bill

	As of April 15, 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,705.80
Real GDP Growth		2.50%
Inflation
Domestic Inflation (IPCA)		3.50%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

The president of the Joint Budget Committee (Comissão Mista de Orçamento) in the National Congress stated that the final vote on the 2026 PLDO was scheduled for early September 2025. However, due to the significant number of proposed amendments — 2,465 in total — a vote by the Joint Budget Committee was postponed to allow the rapporteur, Congressman Gervásio Maia (Partido Socialista Brasileiro political party—State of Paraíba), more time to finalize his report. The Joint Budget Committee resumed discussions on the 2026 PLDO on September 9, 2025. On September 23, 2025, Congressman Gervásio Maia presented to the Joint Budget Committee his report on the 2026 PLDO. The Joint Budget Committee was expected to vote on Congressman Gervásio Maia’s report on September 30, 2025. However, as of November 5, 2025, the vote has been delayed and a new date has yet to be scheduled.

2026 Annual Budget

On August 29, 2025, the Federal Government sent the 2026 PLOA to the National Congress for consideration. The bill projects a primary result target of 0.25% of GDP (R$34.3 billion) for 2026, in line with the sustainable fiscal framework. The bill projects a monthly minimum wage of R$1,631, a nominal increase of 7.45% over the 2025 monthly minimum wage.

The table below sets forth the assumptions that were considered under the 2026 PLOA, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 6

Principal 2026 Budget Assumptions

2026 Annual Budget Bill

	As of August 29, 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,826.29
Real GDP Growth		2.44%
Inflation
Domestic Inflation (IPCA)		3.60%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

Fiscal Balance

In September 2025, the consolidated public sector registered a primary deficit of R$17.5 billion, compared to a deficit of R$7.3 billion in September 2024. For the 12-month period ended September 30, 2025, the consolidated public sector registered an accumulated primary deficit of R$33.2 billion (0.27% of GDP), compared to a primary deficit of R$23.1 billion (0.19% of GDP) in the 12-month period ended August 31, 2025. For the 12-month period ended September 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,018.0 billion (8.16% of GDP), compared to a nominal deficit of R$969.6 billion (7.81% of GDP) in the 12-month period ended August 31, 2025.

In September 2025, the Brazilian Social Security System registered a deficit of R$20.91 billion, 24.26% lower (in real terms) than the deficit registered in September 2024. For the 12-month period ended September 30, 2025, the deficit of the Brazilian Social Security System totaled R$322.25 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended September 30, 2025 reached R$317.84 billion.

On September 22, 2025, the Federal Government published its 4th Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$12.1 billion spending block.

On November 3, 2025, Brazil’s Lower House approved a bill (PLP No. 204/2025) allowing the Federal Government to increase national defense spending by up to R$3 billion in 2025, which will not be accounted for the purposes of the fiscal target and spending cap. The measure seeks to strengthen Brazil’s defense industrial base and reduce reliance on foreign technology, with similar exclusions permitted from 2026 to 2030 under certain limits. The bill will now be sent to President Lula for enactment.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of September 30, 2025, the Public Sector Net Debt (Dívida Líquida do Setor Público or DLSP, for its acronym in Portuguese) was R$8,086.90 billion (64.8% of GDP) compared to R$7,117.37 billion (61.7% of GDP) as of September 30, 2024.

General Government Gross Debt

As of September 30, 2025, the General Government Gross Debt (Dívida Bruta do Governo Geral or DBGG, for its acronym in Portuguese) was R$9,748.47 billion (78.1% of GDP) compared R$8,928.00 billion (77.44% of GDP) as of September 30, 2024.

Federal Public Debt

The following table presents Brazil’s FPD profile as of the dates referenced below:

Table No. 7

Federal Public Debt Profile

	As of September 30, 2025			As of August 31, 2025			As of September 30, 2024
			%			%			%
Federal Public Debt (R$ billons)	R$	8,122.0	100.0%	R$	8,145.0	100.0%	R$	6,947.7	100.0%
Domestic	R$	7,820.5	96.3%	R$	7,844.8	96.3%	R$	6,640.4	95.6%
Fixed-rate	R$	1,783.9	22.8%	R$	1,701.1	21.7%	R$	1,594.0	24.0%
Inflation-linked	R$	2,177.2	27.8%	R$	2,125.6	27.1%	R$	1,893.1	28.5%
Selic rate	R$	3,855.7	49.3%	R$	4,014.4	51.2%	R$	3,149.6	47.4%
FX	R$	3.7	0.0%	R$	3.8	0.0%	R$	3.8	0.1%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External (RS billions)	R$	301.5	3.7%	R$	300.2	3.7%	R$	307.3	4.4%
Maturity Profile
Average Maturity (years)		4.2			4.1			4.2
Maturing in 12 months (R$ billions)	R$	1,513.5		R$	1,584.3		R$	1,239.4
Maturing in 12 months (%)		18.6%			19.5%			17.8%

Source: National Treasury.

Public Debt Management

In managing the FPD, the National Treasury seeks to meet the Public Sector Borrowing Requirements (as defined in “Public Finance—Fiscal Balance”) at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, the National Treasury has published an Annual Borrowing Plan, including guidelines for managing the FPD, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the external FPD profile through issuances of benchmark securities, buybacks and structured operations.

The 2025 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focuses on the replacement of floating-rate securities with fixed-rate and inflation-linked securities.

On September 30, 2025, the National Treasury announced an update to the reference limits in its 2025 Annual Borrowing Plan. The revised limits increase the acceptable end-of-year stock of Federal Public Debt (DPF) in response to stronger market demand for federal securities and lower long-term interest rates.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2025 Annual Borrowing Plan:

Table No. 8

Federal Public Debt Results and 2025 Revised Annual Borrowing Plan

	As of December 31, 2023	As of December 31, 2024	Revised Reference Limits for 2025
			Minimum	Maximum
Stock of FPD (in R$ billions)
FPD	6,520.3	7,316.1	8,500.0	8,800.0
Composition—%
Fixed Rate	26.5%	22.0%	19.0%	23.0%
Inflation Linked	29.8%	27.0%	24.0%	28.0%
Floating Rate	39.7%	46.3%	48.0%	52.0%
Exchange Rate	4.1%	4.8%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	4.0	4.0	3.8	4.2
% Maturing in 12 months	20.1%	17.9%	16.0%	20.0%

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of September 2025, the Federal Government had paid a total of R$83.09 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$43.35 billion), (ii) the State of Minas Gerais (R$22.04 billion), (iii) the State of Goiás (R$6.44 billion), (iv) the State of Rio Grande do Sul (R$5.02 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Special Recovery Regime

As of November 4, 2025, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and Minas Gerais. Under the Special Recovery Regime, the Federal Government may pay certain liabilities incurred by the states participating in the Special Recovery Regime without recovering on counter-guarantees granted by such states.

See “Public Debt—Special Recovery Regime” in Exhibit D to the 2024 Annual Report for more information about the Special Recovery Regime.